Exhibit 99.1

NexGen Commences Maiden Exploration Drilling on Prospective SW1 Property

VANCOUVER, Aug. 26, 2019 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE, NYSE MKT: NXE) is pleased to announce that an exploration drill program consisting of a minimum 4,000 m is scheduled to begin in early September at our 100% owned, SW1 property (approximately 10 km northwest of Rook I), in the Athabasca Basin, Saskatchewan.

SW1 Overview

Since the acquisition by NexGen of the SW1 property (the "Property") in 2012, NexGen has systematically developed the property through testing with numerous studies and geophysical surveys. The resulting geophysical signature on the Property, particularly the Gartner Lake Corridor ("GLC"), displays strong similarities to the Rook I property (Figure 1) which hosts Arrow, Canada's largest to-be developed uranium deposit currently in the Environmental Assessment process.  Those similar characteristics include a strong conductive signature with numerous off-sets coincident with discrete gravity lows and steep magnetic gradients (Figure 2, Figure 3). Analysis of historic drilling has also revealed prospective structure and alteration that coincides with highly-favourable geophysical properties for potential uranium mineralization.

Geophysical History

The Property is situated on the western limb of a regional fold structure with the Patterson Lake Uranium Corridor and the Arrow Deposit situated on the eastern limb (Figure 1). Historical drill core from the Property show that the area contains similar host rocks as the Arrow Deposit. Given this geological affiliation, NexGen commissioned the same airborne geophysical techniques that led to the discovery of the Arrow Deposit in February 2014. A VTEM survey defined several discrete and disjointed conductive corridors on the Property, similar to what was seen at Arrow. Follow-up ZTEM surveys were conducted in conjunction with HeliFalcon gravity gradiometry surveys over the entire Property. These surveys defined additional corridors and numerous gravity anomalies, several of which are coincident with the dislocation of the conductors (Figure 4), similar to the Arrow Deposit (Figure 4). The development of the Property has led to high-confidence targets that are prime for focused exploration through drilling.

Drill Program

Exploration drilling with a minimum of 4,000 m, utilizing 2 drill rigs, will commence imminently on the Property.  The program is designed to test the highest-priority anomalies, analogous to those at the Arrow Deposit,  for uranium mineralization that has been highlighted by geophysical surveys and the analysis of historic drilling.

Leigh Curyer, Chief Executive Officer, commented: "We look forward to the SW1 maiden drill program commencing after completing an extensive geophysical analysis of the area over the past 5 years.  NexGen's portfolio is host to Arrow and an extensive list of high priority targets generated through the team's extensive use of multiple geophysical surveys and objective approach to exploration. The SW1 program is being led by a sub exploration team as results from the 2019 Phase I Arrow drilling programs are analyzed and incorporated into the Feasibility Study and Environmental Assessment studies."

Troy Boisjoli, Vice-President, Operations and Project Development, commented: "The 2019 SW1 exploration drill program is the culmination of extensive detailed work by the NexGen team for the development of the SW1 property – a methodical build of focused work and high-level interpretation that is akin the strategy that led to the discovery of the Arrow Deposit in February 2014.  We are looking forward to the opportunity to drill test targets with analogous geophysical signatures to Arrow and excited about this next stage of exploration on the SW1 property."

Figure 1: SW1 Property and Rook I Property with Similar Geophysical Signatures (CNW Group/NexGen Energy Ltd.)

Figure 2: SW1 Property with Identified Target Areas (CNW Group/NexGen Energy Ltd.)

Figure 3: SW1 Property with Conductive Corridors Analogous to Rook I (CNW Group/NexGen Energy Ltd.)

Figure 4: SW1 Target Areas with Gravity Anomalies Coincident with EM Conductor Breaks (CNW Group/NexGen Energy Ltd.)

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada; including a 100% interest in Rook I, location of the Arrow Deposit discovered in February 2014. NexGen is the recipient of the PDAC's 2018 Bill Dennis Award and the 2019 Environmental and Social Responsibility Award.

Technical Disclosure

The technical information in this news release with respect to the PFS has been reviewed and approved by Paul O'Hara, P.Eng. of Wood., David Robson, P.Eng., M.B.A., and Jason Cox, P.Eng. of RPA, each of whom is a "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI-43-101").

The Mineral Resource Estimate was completed by Mr. Mark Mathisen, C.P.G., Senior Geologist at RPA and Mr. David Ross, P.Geo., Director of Resource Estimation and Principal Geologist at RPA.  Both are independent Qualified Persons in accordance with the requirements of National Instrument (NI) 43-101 and they have approved the disclosure herein. All other technical information in this news release has been approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President – Operations & Project Development for NexGen.  Mr. Boisjoli is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.  All other technical information in this news release has been approved by Mr. James Hatley, a Professional Engineer, Senior Vice-President – Project Development for NexGen.  Mr. Hatley is a qualified person for the purposes of NI 43-101 and has reviewed the underlying the information or opinions contained herein on mine design.

A technical report in respect to the PFS is filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen Energy's website (www.nexgenenergy.ca).

SEC Standards

Estimates of mineralization and other technical information included or referenced in this news release have been prepared in accordance with NI 43-101. The definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained pounds" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Technical Information

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource please refer to the technical report entitled "Arrow Deposit, Rook I Project Saskatchewan NI 43-101 Technical Report on Pre-feasbility Study" dated effective 5 November, 2018 (the "Rook 1 Technical Report") prepared by Paul O'Hara, P.Eng., Jason J. Cox, P.Eng., David M. Robson, P.Eng., M.B.A., Mark B. Mathisen, C.P.G. each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com and EDGAR (www.sec.gov/edgar.shtml) providing details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource and is available on NexGen Energy's website (www.nexgenenergy.ca).

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 4, 2019 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

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%CIK: 0001698535

For further information: Contact Information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 26-AUG-19